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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSI TRANSACTION ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7852 WALKER DRIVE, STE. 200
(No. and Street)

GREENBELT	MD	20770
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEO STAURULAKIS 603-622-0379
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEO STAURULAKIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSI TRANSACTION ADVISORS, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH L. DELEHANTY NOTARY PUBLIC HOWARD COUNTY, MD

Signature

CHAIRMAN

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSI TRANSACTION ADVISORS, LLC
FINANCIAL STATEMENT AND SCHEDULES

For the Year Ended
December 31, 2011
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
of JSI Transaction Advisors, LLC

We have audited the accompanying statement of financial condition of JSI Transaction Advisors, LLC as of December 31, 2011 and the accompanying statements of operations, cash flows and member's equity for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of JSI Transaction Advisors, LLC as of December 31, 2011 and for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 13, 2012
Atlanta, Georgia

JSI TRANSACTION ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash and cash equivalents	$ 68,033
Accounts receivable	16,107
Prepaid expenses	8,299
Total assets	$ 92,439

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 2,613
Due to Parent	3,440
Total liabilities	6,053
Member's equity	86,386
Total liabilities and member's equity	$ 92,439

The accompanying notes are an integral part of these financial statements.

JSI TRANSACTION ADVISORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

REVENUES:	
Investment banking	$ 527,219
Interest income	211
Other	7,848
Total revenue	535,278
EXPENSES:	
Compensation and benefits	80,890
Regulatory fees	7,953
Occupancy	5,680
Other operating expenses	49,287
Total expenses	143,810
NET INCOME	$ 391,468

The accompanying notes are an integral part of these financial statements.

JSI TRANSACTION ADVISORS, LLC
STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2011

	Paid In Capital	Retained Earnings	Total
Balance, December 31, 2010	$ 31,492	$ 99,006	$ 130,498
Net income		391,468	391,468
Distributions to member		(435,580)	(435,580)
Balance, December 31, 2011	$ 31,492	$ 54,894	$ 86,386

The accompanying notes are an integral part of these financial statements.

JSI TRANSACTION ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 391,468
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	1,016
Decrease in accounts receivable	41,774
Decrease in due to Parent	(8,520)
Increase in accounts payable	1,290
Decrease in deferred revenue	(41,485)
Net cash provided by operating activities	385,543
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(435,580)
Net cash used in financing activity	(435,580)
NET DECREASE IN CASH	(50,037)
CASH AND CASH EQUIVALENTS:	
Beginning of year	118,070
End of year	$ 68,033

The accompanying notes are an integral part of these financial statements.

JSI TRANSACTION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: JSI Transaction Advisors, LLC was organized as a Maryland Limited Liability Company in July 2002. The Company is an independent registered broker-dealer and subject to regulation by the Securities and Exchange Commission, the Financial Industry Regulatory Authority and various states. The Company's business is to act as a broker and advisor in merger and acquisition transactions for private companies.

The Company is wholly-owned by JSI Capital Advisors, LLC ("Parent" or "Member") that provides the Company with office facilities and administrative services in exchange for fees.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a sole proprietorship under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its Parent and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits.

JSI TRANSACTION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client, which range from a few days to over two years.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Date of Management's Review: Subsequent events were evaluated through February 13, 2012, which is the date the financial statements were available to be issued.

Revenue Recognition: Investment banking revenues are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company. Consulting fees are recognized as the services are performed.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $61,980, which was $56,980 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .10 to 1.0.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is dependent upon referrals from its Parent for its investment banking customers.

The Company occupies office facilities and is provided general and administrative services by its Parent in exchange for monthly fees. The Company receives invoices for office facilities and administrative services each month from the Parent based on a reasonable estimate of the percentage of time spent by officers and employees on the Company's business. The amount

NOTE 3 – RELATED PARTY TRANSACTIONS (CONTINUED)

paid to the Parent under this arrangement for the year ended December 31, 2011 was approximately $107,000.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with the Parent did not exist.

NOTE 4 – CONCENTRATIONS

Substantially all revenues earned during 2011 were from four customers.

JSI TRANSACTION ADVISORS, LLC

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2011

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

JSI TRANSACTION ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2011

Net Capital	
Total member's equity qualified for net capital	$ 86,386
Deduction for non-allowable assets:	
Prepaid expenses	(8,299)
Accounts receivable	(16,107)
Net capital before haircuts	61,980
Less haircuts	-
Net capital	61,980
Minimum net capital required	5,000
Excess net capital	$ 56,980
Aggregate Indebtedness:	
Liabilities	$ 6,053
Ratio of aggregate indebtedness to net capital	.10 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2011

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2011 and net capital as reported above.

JSI TRANSACTION ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2011

The Company is not required to file the above schedules pursuant to Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member of
JSI Transaction Advisors, LLC:

In planning and performing our audit of the financial statements of JSI Transaction Advisors, LLC for the year ended December 31, 2011 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by JSI Transaction Advisors, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2011 and this report does not affect our report thereon dated February 13, 2012.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 13, 2012
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of JSI Transaction Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, that were agreed to by JSI Transaction Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating JSI Transaction Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). JSI Transaction Advisors, LLC's management is responsible for the JSI Transaction Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 13, 2012
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065469
JSI TRANSACTION ADVISORS, LLC
7852 WALKER DRIVE
SUITE 200
GREENBELT, MD 20770

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2) $ 1,319

   B. Less payment made with SIPC-6 filed (exclude interest) (969)
   07/27/2011
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 350

   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 350

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 350

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JSI TRANSACTION ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ____________, 20____.

CHAIRMAN
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 20 11
and ending DEC 31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 535,277
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): reimbursable out of pocket expense	7,848
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	7,848
2d. SIPC Net Operating Revenues	$ 527,429
2e. General Assessment @ .0025	$ 1,319

(to page 1, line 2.A.)